UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: September 23, 2009

Exhibit Index

Exhibit No.	Description
99.1	Press release regarding the acquisition of Dynamic Green Energy

99.2	Description of agreements relating to the acquisition of Dynamic Green Energy

99.3	2009 revenue guidance update

99.4	Press release regarding launch of follow-on offering

Exhibit 99.1

ReneSola Signs Share Purchase Agreement to Acquire Dynamic Green Energy

JIASHAN, China, September 23, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a vertically integrated Chinese manufacturer of solar products, today announced that it has signed a share purchase agreement with Dynamic Green Energy Limited (“Dynamic Green”) and its shareholders to acquire 100% of the shares in Dynamic Green for 26,787,210 newly issued ReneSola ordinary shares and $10 million in the form of a convertible promissory note issued by ReneSola.

Dynamic Green, through its wholly-owned subsidiary Jiawei Solarchina Co., Ltd. and other Chinese operating subsidiaries, manufactures solar products ranging from ingots to photovoltaic (“PV”) modules and provides original equipment manufacturing (“OEM”) services for leading solar manufacturers. Dynamic Green provides customers with high quality products and processing services, utilizing raw materials sourced or produced by Dynamic Green or supplied by customers. Dynamic Green owns and operates several manufacturing facilities in different cities in China, including ingot and wafer manufacturing facilities in Sanhe, Hebei province, an upgraded metallurgical grade silicon manufacturing facility in Guiyang, Guizhou province, module and cell manufacturing facilities in Wuhan, Hubei province, and OEM facilities in Shenzhen, Guangdong province.

Dynamic Green provides a substantial amount of sales and OEM services, particularly sales and services to its major customers such as Evergreen Solar, Inc. and SunPower Corporation, under multi-year, long-term contracts. The long-term contracts for OEM services require Dynamic Green to provide a range of processing services, including processing of ingots and solar wafers as well as PV cells and modules. Dynamic Green intends to continue to perform under these contracts after the acquisition.

“ReneSola’s acquisition of Dynamic Green will significantly increase our OEM capabilities and will accelerate the implementation of our strategy to become a fully integrated solar company,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “The acquisition will enhance our competitiveness by enhancing our product quality, provide cost synergies and expand our strategic relationships with global key industry players. We believe the strategic benefits of uniting two highly complementary companies will create additional shareholder value through earnings accretion and access to new growth opportunities.”

“Dynamic Green is excited to join forces with ReneSola,” said Mr. Kongxian Ding, Dynamic Green’s chairman and chief executive officer. “The synergies created by the two businesses will allow us to better serve and expand our existing global customer base and provide immediate opportunities to leverage efficiencies and drive innovation for future growth.”

Mr. Mark Chen, senior managing director at GE Capital Asia Pacific, Dynamic Green’s second largest investor, commented, “As a strategic investor, we believe the combination of these two leading players in the solar energy space will create a stronger platform to capture even more growth opportunities. The powerful merger synergies will also ultimately benefit customers and shareholders for the enlarged company.”

Mr. Richard M. Feldt, Evergreen Solar’s chairman, president and chief executive officer, added, “We are supportive of this acquisition. Being a leader in the fast growing and increasingly competitive solar products industry requires a commitment to leverage varied technological competencies and manufacturing excellence expertise to provide low-cost products that also meet our customers’ exacting performance standards. ReneSola, Dynamic Green and Evergreen Solar have these requisite skills and a common vision to benefit from the significant market opportunities available to us over the next several years.”

Mr. Jay Peir, SunPower’s vice president of corporate development, added, “Jiawei has been a key long standing partner to SunPower since 2004. This relationship has enabled us to combine market leading technology with high quality, low cost manufacturing. We believe this acquisition will result in a stronger partner with the ability to grow and meet our continuing needs.”

As of June 30, 2009, Dynamic Green had an annual PV module manufacturing capacity of approximately 155 megawatts (“MW”), an annual PV cell manufacturing capacity of 25 MW and annual ingot and solar wafer manufacturing capacities of approximately 180 tons, or 37.5 MW, and approximately 360 tons, or 75 MW, respectively. As of the same date, Dynamic Green had an annual upgraded metallurgical silicon manufacturing capacity of 50 tons. Dynamic Green has approximately 1,600 employees.

In 2007 and 2008, Dynamic Green had net revenues of $18.1 million and $53.3 million, respectively, and gross profit of $6.1 million and 16.8 million, respectively. Dynamic Green had loss from operations of $9.6 million in 2007 (including $14 million in share based compensation expenses) and income from operations of $9.9 million in 2008. Dynamic Green had a net loss of $10.4 million in 2007 and net income of $5.6 million in 2008. In the first half of 2009, Dynamic Green estimates that it had net revenues of approximately $15 million and gross profit of approximately $3 million. Dynamic Green expects to incur a net loss in the first half of 2009. The selected estimated results for the first half of 2009 are preliminary and subject to normal period-end closing procedures. As a result, Dynamic Green’s actual results may differ from the estimated results.

The acquisition and the share purchase agreement have been approved by both companies’ boards of directors. At closing, ReneSola will enter into a shareholders’ agreement, a registration rights agreement and lock-up agreements with certain Dynamic Green selling shareholders and amendments to employment agreements and non-compete agreements with Dynamic Green’s senior management. Under the shareholders agreement, Mr. Kongxian Ding will have the right to appoint two members to ReneSola’s board of directors, one of whom must be an independent director.

Mr. Kongxian Ding, the founder and the largest shareholder of Dynamic Green, will be subject to a three-year lock-up and Dynamic Green’s other management shareholders and certain non-management shareholders will be subject to one-year lock-ups starting from the closing date, subject to certain exceptions (including the ability of certain shareholders to sell limited amounts of shares commencing on the date that is 181 days following the closing date). Other non-management shareholders will be subject to a three-month or six-month lock-up starting from the closing date, subject to certain exceptions (including, in the case of the six-month lock-up, the ability of certain shareholders to sell limited amounts of shares commencing on the date that is 91 days following the closing date). The holder of the $10 million convertible promissory note will not be permitted to sell or convert its note for approximately 11 months following the issuance date, subject to certain exceptions.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading manufacturer of solar products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola’s vertically integrated manufacturing capabilities include virgin polysilicon, monocrystalline and multicrystalline solar wafers, solar cells and solar modules. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

About Dynamic Green Energy

Dynamic Green Energy Limited (“Dynamic Green”), through its wholly-owned subsidiary Jiawei Solarchina Co., Ltd., is a pioneering photovoltaic solar products manufacturer in China and a fully integrated manufacturer of solar products serving OEM and

ODM customers around the world. Dynamic Green offers its world-class customer-base high-performance solar products for a broad range of applications, including off-grid and on-grid applications for residential and commercial end-users. Dynamic Green is dedicated to providing its customers with innovation, manufacturing excellence and superior product quality. For more information about Dynamic Green and its wholly-owned subsidiary, Jiawei Solarchina Co., Ltd., please visit www.solarchina.com.hk.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F, including the risks that we may not achieve the expected benefits from our contemplated acquisition and that we may face challenges integrating Dynamic Green with our operations. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu

ReneSola Ltd

Tel: +86-573-8477-3372

Email: julia.xu@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited, London

Tel: +44-20-7601-6100

Email: tim.feather@hansonwesthouse.com

   richard.baty@hansonwesthouse.com

Exhibit 99.2

Description of Agreements Relating to the Acquisition of Dynamic Green Energy

The following is a brief summary of the agreements relating to the acquisition of Dynamic Green Energy Limited and its subsidiaries (collectively, “Dynamic Green”) by ReneSola Ltd (“ReneSola”). This summary does not purport to be complete and is qualified in its entirety by reference to the share purchase agreement filed herewith.

Share Purchase Agreement

On September 21, 2009, ReneSola entered into a share purchase agreement to acquire 100% of the shares in Dynamic Green for 26,787,210 newly issued ReneSola shares and $10 million in the form of a convertible promissory note issued by ReneSola. The convertible promissory note will be issued to GE Capital, one of Dynamic Green’s major shareholders. The principal amount of the note plus accrued interest is convertible into ReneSola’s ordinary shares at an initial conversion price of $3.4345 per share commencing eleven months after the issuance of the note. If the note is not converted, it will be redeemed at maturity in June 2011 at its principal amount plus a redemption premium of 7% per annum.

The acquisition of Dynamic Green is expected to close in the fourth quarter of 2009 following the satisfaction of customary closing conditions. These closing conditions include the accuracy of the parties’ representations and warranties; the performance by the parties of their obligations and agreements in the share purchase agreement; the parties obtaining third party consents; conversion of Dynamic Green’s convertible bonds and preferred shares into ordinary shares; approval by a secured party in connection with the sale of pledged shares by certain management shareholders; absence of a material adverse change in the business of Dynamic Green; and the execution by the parties of ancillary agreements.

Shareholders Agreement

Under the shareholders agreement to be executed at closing, Mr. Kongxian Ding will initially have the right to appoint two members of ReneSola’s board of directors, one of whom shall be an independent director.

Registration Rights Agreement

Pursuant to the registration rights agreement to be executed at closing, ReneSola will grant the selling shareholders of Dynamic Green customary registration rights, including demand and piggyback registration rights, with respect to the shares received by such shareholders in connection with the transaction. Dynamic Green’s selling shareholders will have two demand registration rights and unlimited piggyback registration rights.

Lock-up Agreements

The share purchase agreement provides that on or prior to closing, Mr. Ding Kongxian, the founder and the largest shareholder of Dynamic Green, will enter into a lock-up agreement stating that he shall not sell or otherwise transfer any of our shares received in connection with the acquisition of Dynamic Green until the third anniversary following the closing date. In addition, Dynamic Green’s management shareholders and certain non-management shareholders will enter into lock-up agreements providing that each such shareholder shall not sell or otherwise transfer our shares received in connection with the acquisition until the first anniversary of the closing date, subject to certain exceptions (including the ability of certain shareholders to sell limited amounts of shares commencing on the date that is 181 days following the closing date). Other non-management shareholders will be subject to a three-month or six-month lock-up starting from the closing date, subject to certain exceptions (including, in the case of a six-month lock-up, the ability of certain shareholders to sell limited amounts of shares commencing on the date that is 91 days following the closing date). The holder of the $10 million convertible promissory note will not be permitted to sell or convert its note for approximately 11 months following the issuance date.

Employment and Non-Competition Agreements

Dynamic Green’s senior management has agreed to enter into amendments to the employment agreements with ReneSola at closing. Dynamic Green’s senior management will also enter into non-competition agreements that for two years following the termination of their employment, such persons shall not engage in any business activity that competes with ReneSola and its affiliates.

Exhibit 99.3

ReneSola Updates Estimated Third Quarter and Full Year 2009 Results

JIASHAN, China, September 23, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a vertically integrated Chinese manufacturer of solar products, today revised its 2009 revenue guidance, which was originally provided in the Company’s second quarter 2009 earnings release on August 12, 2009.

“Compared to our expectation in August, we are seeing an improvement in our operating performance, which reflects a steady rebound in the global solar marketplace,” said Xianshou Li, Chief Executive Officer of ReneSola. “However, the improvement in the price of solar products may take longer than anticipated. To be prudent, we are revising our revenue guidance for the full year 2009.”

The Company expects its third quarter 2009 revenue outlook to be in the range of US$130 million to US$140 million and expects its gross margin to be similar to that of its second quarter 2009.

The Company expects its full year revenue outlook for 2009 to be in the range of US$470 million to US$500 million and maintains its prior product shipment outlook for 2009 of 450 MW to 500 MW.

The above guidance is based on the Company’s current views with respect to operating and market conditions, which are subject to change. The Company’s actual results may differ from the guidance.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading manufacturer of solar products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola’s vertically integrated manufacturing capabilities include virgin polysilicon, monocrystalline and multicrystalline solar wafers, solar cells and solar modules. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu

ReneSola Ltd

Tel: +86-573-8477-3372

Email: julia.xu@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited, London

Tel: +44-20-7601-6100

Email: tim.feather@hansonwesthouse.com

   richard.baty@hansonwesthouse.com

Exhibit 99.4

ReneSola Announces Follow-on Public Offering of 14,400,000 American Depositary Shares

JIASHAN, China, September 23, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a vertically integrated Chinese manufacturer of solar products, today announced that it intends to offer, subject to market and other conditions, 14,400,000 American depositary shares (“ADSs”), each representing two ordinary shares of the Company. ReneSola intends to grant the underwriters an option to purchase up to an additional 2,160,000 ADSs.

ReneSola plans to use the net proceeds of the offering for general corporate purposes including capital expenditure, working capital and repurchases and redemptions of the Company’s U.S. dollar settled 1% convertible bonds due 2012. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes than what it currently intends.

Credit Suisse Securities (USA) LLC, UBS AG and Lazard Capital Markets LLC will act as underwriters.

This offering will be made under ReneSola’s registration statement on Form F-3 filed with the Securities and Exchange Commission on June 25, 2009. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and preliminary prospectus supplement are available from the SEC website at http://www.sec.gov.

A copy of the prospectus relating to the offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, or by telephone at 1-800-221-1037, from UBS AG at 52/F, International Finance Center, 8 Finance Street, Central, Hong Kong, or from Lazard Capital Markets LLC at 30 Rockefeller Plaza, New York, New York 10020.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading Chinese manufacturer of solar products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola’s vertically integrated manufacturing capabilities include virgin polysilicon, monocrystalline and multicrystalline solar wafers, solar cells and solar modules. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For Investor and Media Inquiries, Please Contact:

In China:

Ms. Julia Xu

ReneSola Ltd

Tel: +86-573-8477-3372

Email: julia.xu@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

In the UK:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited

Tel: +44-20-7601-6100

Email: tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com